Mail Stop 3561

August 19, 2005

Glen Landry, President
Elite Cosmetics, Inc.
107 St. Patrick`s Street
Donaldsonville, LA  70346

      Re:	Elite Cosmetics, Inc.
      Registration Statement on Form SB-2
             	Filed July 18, 2005
             	File No.  333-126667
             	Form 10-QSB for Fiscal Quarter Ended
             	April 30, 2005
             	File No. 0-51058

Dear Mr. Landry:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. In the fourth line, please replace the word "can" with "will" or otherwise revise to indicate that the selling shareholders are required to sell at the $.03 price, if they resell before quotation on the OTC BB.

2. Regarding the cross-reference to the risk factors section, please highlight the paragraph through the use of bold-face type or italics.

Risk Factors, page 2

3. For each of your risk factors, please revise your subheadings to briefly state the actual risk or harm to the company as a result of the material fact you address. For example, see the last four risk factors under "Risks Relating to the Company."
4. We note the statement in your sixth risk factor, "[W]e are presently dependent to a great extent upon the experience, abilities and continued services of Glen Landry..."; however, we further note your ninth risk factor, "[O]ur Chief Executive Officer, Glen Landry,
Has No Previous Experience in the Cosmetics Industry, or Any Prior Experience as the Chief Executive Officer of a Public Company." Please revise as appropriate to make the disclosure consistent.

Forward-Looking Statements, page 5

5. Please expand the last sentence under this heading to clarify that the forward looking safe harbor does not apply to the offering.
Further, please expand the last paragraph to disclose the obligation to update the registration statement as required by Item 512 of Regulation S-B.

Market for Common Equity..., page 6

6. Please update the information to the latest date practicable and in addition, please provide the information required by Item
201(a)(ii) of Regulation S-B.

Selling Shareholders, page 8

7. Please add another footnote to the table to indicate the relationship, if any, of Clailee A. Landry to Glen Landry. Also revise the last statement in this section, "[T]o our knowledge..." to add Clailee Landry, if applicable.

Plan of Distribution, page 8

8. At the end of the initial paragraph, please add "if ever" referring to the possibility that a market will develop.
9. Revise the last sentence of this section to correctly state that the expenses are estimated to be $20,000, not $10,000. We note the schedule of expenses in Item 25. on page II-2 in this regard.

Directors, Executive Officers..., page 9

10. Please disclose the business activities of Elmwood Marine and describe Mr. Landry`s responsibilities as a manager and supervisor.
Please disclose the number of hours each week that Mr. Landry works for Elmwood.
11. Please state the number of hours per week Mr. Landry will spend on the business of this company.
12. Please identify the company`s promoters. See the definition of promoter in Rule 405.

Interest of Named Experts and Counsel, page 11

13. Please specify the contingent basis or substantial interest referred to in the first sentence. Please explain the reference to
"any such person" in the second sentence.

Organization Within Last Five Years, page 11

14. Please clarify the reference to "commenced operations" in the second line, as it appears the company was a "blank check" company at that time. Please revise as appropriate.

Description of Business, page 11

15. Please provide a discussion of the business activities of Mr. Landry prior to his acquisition (or gain of control) of Edmonds 4, Inc., specifically relating to the development and manufacturing of the three products as discussed in this section. We may have further comments.

16. Considering the comment above and other disclosures throughout your registration statement (e.g. products are available for sale on
eBay), it would appear that you have incurred costs in the development and manufacturing of your products; however, we do not see where such costs have been recorded in your financial statements
(e.g. research and development costs, inventory, etc.).  Please explain.
17. State the number of customers you presently have and the number
of product units you have sold, as of a recent date.
18. Explain your "Internet marketing strategy".   State the cost
to
produce your present web-site. Also, state the costs to the company associated with the link to e-bay. Are there any other fees to be paid to e-bay? Does the company have to pay a percentage of each sale to e-bay? Please fully explain how this works.
19. Please clarify the individuals who participated in your survey, including how they were identified for participation and any relationships with Elite or its management or shareholders.
Please
describe the nature and extent of the testing that was done and summarize the results which demonstrated the effectiveness of your products in reducing the signs of aging and conditioning and beautifying the skin. Summarize the "favorable responses" to use of the body cream. Please explain the reference to "in-house surveys".
20. Your website says that your eye cream "dramatically reduces" the signs of aging and that you are "always working hard to develop new cosmetic products." Please disclose these matters in your filing and explain.
21. Please explain how you design and develop your products given the lack of experience or training in the cosmetology field. For example, identify the persons who perform this task and explain the steps or methodology used in creating products.
22. Please explain how the company "anticipates strong profit margins..." Also, identify your manufacturing costs and explain why they are "low".
23. Please add a subsection which discusses government regulation of your current and proposed business activities. See Item 101(b)(9) of
Regulation S-B.

Marketing/ Distribution, page 12

24. Since the company will be depending heavily upon a marketing strategy, please indicate Mr. Landry`s experience or training in this area. We also note under "Plan of Operations" that "[W]ithin thirty to sixty days, we intend to develop a comprehensive marketing plan.
We expect to spend approximately $10,000 on marketing in the fourth quarter of 2005..." If Mr. Landry has no direct experience, please consider adding another risk factor to address this fact.

Employees, page 12

25. In the last sentence pertaining to Mr. Landry, please clarify "he has become adept at planning and forecasting" as an opinion and explain the basis for this statement in the disclosure.
26. We noted previously the disclosure that Dawn Landry has "mixed cosmetics" since 2003. If she is going to perform this function for the company, it would appear that this should be disclosed here as well as explaining briefly exactly what she does in that regard. Please explain the nature and extent of her experience in mixing cosmetics.

Intellectual Property, page 12

27. Please update to indicate the current status of the application for the trademark.

Plan of Operations, page 12

28. For each of the steps you have listed, disclose the anticipated costs and the source(s) of funds to be used to accomplish each of the steps.
29. Disclose who will be developing the "comprehensive marketing plan", the "one to three additional websites", and the "additional cosmetics" referred to. If these will all be done by Mr. Landry and/or his wife, this should be made clear. Otherwise, if it is anticipated that the company will hire or enter into an agreement for a consultant or other expert in the area, this should be made clear as well.
30. In your present third step, please state whether or not there have been any discussions or negotiations with the companies you mentioned, such as Wal-Mart, K-Mark, Walgreens. If so, please disclose the status of any agreements.

31. We noted in your fourth risk factor that the company "will need a minimum of $100,000 to commence our planned operations over the next twelve months..." Please add that statement to this section.
32. We note in the penultimate paragraph the statement, "[W]e currently do not have enough cash to satisfy our minimum cash requirements for the next twelve months to maintain our operations.
We will require additional funds to increase marketing, to expand operations...". Please revise to tell us what the amount of funds would be to maintain operations and then further, disclose the additional amount of funds would be needed to implement your business plan. We may have further comments upon your response.
33. Please fully discuss the company`s plans for financing its planned operations, to maintain its operations and to accomplish the additional specified steps as mentioned.
34. Please disclose the business reasons for the loan of $73,538, including the intended uses of these funds.

Liquidity and Capital Resources, page 13

35. Please discuss the recent loan from your president.

Description of Property, page 13

36. If the company`s space is located at Mr. Landry`s residence, please disclose. If yes, disclose whether the use of his residence for commercial purposes is consistent with local zoning regulations and proper licenses have been obtained for commercial use of the residence.
37. Please describe the nature of the space and explain how the space is used to manufacture, store, pack and ship out your products. For example, please describe the nature and extent of any equipment and the arrangements under which the company uses the equipment. Disclose the adequacy of the space to support the company`s business now and prospectively.

Certain Relationships..., page 13

38. In the initial paragraph, please indicate whether or not there is a written agreement for the company`s subleasing arrangement with Mr.
Landry.
39. It would appear that the transactions in Note 2 and Note 3 to the financial statements on page F-6 should be included under this heading. For each transaction, please identify the individual involved.

Executive Compensation

Summary Compensation Table, page 14

40. We noted your disclosure that you do not pay your sole officer and director for his services and that there is no compensation reflected in the associated table. However, Note 3 - Related Party
Transactions (F-6) states that 28,400,000 shares valued at
$852,000
were issued to your principal stockholder for services. Please revise the compensation disclosures accordingly.
41. Further, in the second sentence of Note (1), "[W]e anticipate negotiating an annual salary for him as soon as we commence generating revenue." Inasmuch as Mr. Landry is the only officer, it would appear that he will set his own salary. Please revise or advise.
42. Clarify if the company is going to set a minimum amount of income to be realized or some other measure before a salary will be paid, or how this will be determined.

Available Information, page 16

43. Please update the address of the SEC :  100 F Street, N. E.
Room 1580    Washington, D.C.  20549.

Financial Statements

Statements of Operations, F-2

44. We noted your weighted average number of shares outstanding of 1,007,528 and 1,003,702 for the three and six months ended April 30,
2005 respectively. It is unclear how you determined the weighted average considering you issued 28,400,000 share of common stock on March 25, 2005. Please explain your computation or revise.
45. Please note that net loss per share (basic and diluted) is not a cumulative measure; therefore, this amount should be removed for the period from August 19, 2004 (inception) to April 30, 2005.

Notes to Financial Statements

Note 1 - Summary of Significant Accounting Policies and
Organization

General

46. Regarding the stock issued for services as discussed on F-6
(Note
2 (B)), please disclose your policy for stock compensation and provide the required disclosures of SFAS 123 (as amended by SFAS
148), specifically paragraphs 45 through 48.

Other Financial Statement Comments

47. Please direct your auditor to revise their consent to appropriately reflect the audit report date (November 29, 2004).
48. Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B, and provide a current consent of the independent accountants in any amendment.

Part II.

Item 26.  Recent Sales..., page II-3

49. Rule 506 requires that investors be either accredited investors or financially sophisticated. Please address this element of the exemption in this item.
50. Please reconcile the information here with the disclosure in Financial Statements Note 5 - Subsequent Events.

51. Revise Note (E) on page II-5 since Dawn Landry and possibly
Clailee Landry are affiliated to Glen Landry, the company`s officer and director.

Signatures, page II-7

52. The individual operating in the capacity of principal accounting officer or controller should be so designated in accordance with the
Form requirements.  Please revise in the amendment to be filed.

Form 10-QSB for Fiscal Quarter Ended April 30, 2005

53. Please revise and amend any filings (e.g. Forms 10-QSB) to conform to any changes made in the registration statement as a result of our comments.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

*	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*	the company may not assert this action as defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      Please contact Blaise Rhodes at (202) 551-3774 with any accounting related questions, and Janice McGuirk at (202) 551-3395 with any other questions.



Sincerely,




John Reynolds

Assistant Director


cc:  	Anslow & Jaclin
	fax:  (732) 577-1188

??

??

??

??

Elite Cosmetics, Inc.
August 19, 2005
Page 1